EXHIBIT 99.1

Brookfield Infrastructure Completes C$4.3 Billion Acquisition of Enercare Inc.

BROOKFIELD, NEWS, Oct. 16, 2018 (GLOBE NEWSWIRE) -- Enercare Inc. (TSX:ECI, “Enercare”), Enercare Solutions Inc. and Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) and its institutional partners (collectively, “Brookfield”) today announced the completion of their previously announced plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”).  Pursuant to the terms of the Arrangement, Brookfield has acquired all the issued and outstanding common shares of Enercare (each a “Share”) for C$29.00 per Share, without interest, or, in the case of a shareholder resident in Canada who is not exempt from tax under the Income Tax Act (Canada) and who elected to receive class B limited partnership units of Brookfield Infrastructure Partners Exchange LP (“Exchangeable LP Units”), 0.5509 of an Exchangeable LP Unit for each Share elected. An aggregate of 5,726,170 Exchangeable LP Units were issued pursuant to the Arrangement. Each Exchangeable LP Unit is exchangeable for one non-voting limited partnership unit of Brookfield Infrastructure Partners L.P. (“BIP Units”). The BIP Units issuable on exchange of the Exchangeable LP Units have been conditionally approved for listing on the Toronto Stock Exchange (BIP.UN) and the New York Stock Exchange (BIP).

With the Arrangement now complete, Enercare’s common shares will be delisted from the Toronto Stock Exchange at the close of business on October 17, 2018. Enercare will also apply to cease to be a reporting issuer under applicable Canadian securities laws; however, Enercare’s subsidiary, Enercare Solutions Inc., will continue to be a reporting issuer in connection with its outstanding public debt.

Full details regarding the arrangement are set out in Enercare’s management information circular dated August 22, 2018, a full copy of which can be found under Enercare’s profile on SEDAR at www.sedar.com.

Former Enercare shareholders who have questions or require assistance in submitting their Enercare common shares in connection with the Arrangement can contact Kingsdale Advisors at 1-888-518-6813 toll free in North America, or at 416-867-2272 outside of North America, or by e-mail at contactus@kingsdaleadvisors.com.

Enercare Inc. is one of North America’s largest home and commercial services and energy solutions companies with approximately 5,100 employees under its Enercare and Service Experts brands. Enercare, through its wholly-owned subsidiary Enercare Solutions Inc., is a leading provider of water heaters, water treatment, furnaces, air conditioners and other HVAC rental products, plumbing services, protection plans and related services. With operations in Canada and the United States, Enercare serves approximately 1.6 million customers annually. Enercare is also the largest non-utility sub-meter provider, with electricity, water, thermal and gas metering contracts for condominium and apartment suites in Canada and through its Triacta brand, a premier designer and manufacturer of advanced sub-meters and sub-metering solutions. Enercare’s head office is located at 7400 Birchmount Road, Markham, ON L3R 5V4.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com. Brookfield Infrastructure Partners’ head office is located at 73 Front Street, 5th Floor, Hamilton, Bermuda HM 12.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion of assets under management. For more information, go to www.brookfield.com. Brookfield’s head office is located at 181 Bay Street, Suite 300, Toronto, ON M5J 2T3.

The purpose of the Arrangement was to enable Brookfield to acquire 100% of the Shares. Immediately prior to the completion of the Arrangement, Brookfield did not own any securities of Enercare.

For more information, please contact:

Media – Enercare: Perry Schwartz Senior Manager, Public Relations Tel: (905) 943-6260 Email: perry.schwartz@enercare.ca	Investors – Enercare: Sophia Bisoukis Vice President, Investor Relations Tel: (905) 943-6437 Email: sophia.bisoukis@enercare.ca
Media – Brookfield: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors – Brookfield: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Cautionary Note Regarding Forward-looking Statements
This news release contains certain forward-looking statements within the meaning of applicable Canadian securities laws and within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 ("forward-looking statements" or "forward-looking information") that involve various risks and uncertainties. Statements other than statements of historical fact contained in this news release may be forward-looking statements, including, without limitation, management's expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Enercare and/or Brookfield Infrastructure, including, as applicable, the delisting of the Shares and Enercare’s application to cease to be a reporting issuer. When used herein, the words "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "goal", "intends", "may", "might", "outlook", "plans", "projects", "schedule", "should", "strive", "target", "will", "would" and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. These forward-looking statements may reflect the internal projections, expectations, future growth, results of operations, performance, business prospects and opportunities of Enercare or Brookfield Infrastructure, as applicable, and are based on information currently available to Enercare and/or Brookfield Infrastructure, as applicable, and/or assumptions that Enercare and/or Brookfield Infrastructure, as applicable, believes are reasonable. Many factors could cause actual results to differ materially from the results and developments discussed in the forward-looking information.